Earnings Release 1Q25 1 • STRONG START TO 2025 • DIRECT DIGITAL REVENUES SURGE 50%, DRIVING GROWTH FIRST QUARTER 2025 EARNINGS RELEASE

Earnings Release 1Q25 2 1.23x NET DEBT EXCLUDING LEASES USD 1,810 million NET DEBT EXCL. LEASES / LTM EBITDA Note: 1. Last twelve months (LTM) Equity FCF is calculated before accounting for lease and license payments; 2. Cash and cash equivalents and deposits include USD 303 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. VEON also holds USD 30 million of sovereign bonds with tenor 3-6 months as of March 31, 2025. 101.5 million USD 387 million USD 135 million CAPEX +8.3% YoY LTM Capex intensity 20.4% (17.9% ex Ukraine) LTM EQUITY FREE CASHFLOW1 -6.0% YoY USD 1,026 million TOTAL REVENUE +8.9% YoY +12.9% YoY in underlying LCY USD 1,775 million 4G USERS +3.3% YoY 66.6% penetration GROSS DEBT USD 5 million lower YoY USD 4,377 million DIRECT DIGITAL REVENUE +50.2% YoY +54.3% YoY in local currency USD 147 million 125.1 million USD 880 million USD 439 million TELECOM AND INFRA REVENUE +4.2% YoY +11.2% YoY in local currency EBITDA 13.7% YoY +10.4% YoY in underlying LCY TOTAL CASH, CASH EQUIVALENTS AND DEPOSITS2 USD 662 million at HQ 1Q25 HIGHLIGHTS TOTAL DIGITAL MONTHLY ACTIVE USERS +25.5% YoY Across all VEON digital services and platforms

Earnings Release 1Q25 3 Robust revenue and EBITDA growth Dubai, May 15, 2025 – VEON Ltd. (Nasdaq: VEON, the Company), a global digital operator that provides converged connectivity and online services, announces selected unaudited financial and operating results for the first quarter ended March 31, 2025. In 1Q25, VEON achieved an 8.9% year-on-year growth in USD revenues and a 13.7% YoY growth in USD EBITDA. Despite the declining blended weighted average inflation rates in our operating countries (from 11.9% in 1Q24 to 7.6% in 1Q25), VEON continued to show strong revenue growth, with a 12.9% YoY increase in underlying local currency terms. Total revenues reached USD 1,026 million for 1Q25. Growth was underpinned by robust direct digital revenue growth, which grew by 50.2% YoY in reported currency, and by 54.3% YoY in local currency terms. EBITDA for the quarter was USD 439 million, representing a 13.7% year-on-year increase in reported currency and a 10.4% increase in underlying local currency terms. The underlying growth reflects adjustment to 1Q24 for certain identified items including the impact of the cyberattack in Ukraine and the deconsolidation of the TNS Plus LLP (“TNS+”) business in Kazakhstan on 1Q24 EBITDA base. Capex in 1Q25 increased 8.3% YoY to USD 135 million and implies LTM capex intensity of 20.4% (+2.2 p.p. YoY, 17.9% excl. Ukraine). Total cash and cash equivalents and deposits as of March 31, 2025 amounted to USD 1,775 million (including USD 303 million related to customer deposits from our banking operations in Pakistan and excluding USD 30 million in Ukrainian sovereign bonds that are classified as investments) with USD 662 million held at the HQ level. Net debt to LTM EBITDA, excluding lease liabilities, declined to 1.23x (from 1.34x as of December 31, 2024). VEON affirms its 2025 outlook and expects underlying local currency growth for total revenue of between 12% and 14% year- on-year, and underlying EBITDA growth of between 13-15% year-on-year. VEON’s 2025 outlook for the Group’s capex intensity is in the range of 17%-19%. On March 25, 2025, VEON commenced the second phase of its previously announced share buyback program with respect to the Company’s American Depositary Shares (“ADS”) in an amount of USD 35 million. As of May 13, 2025, the Company has acquired 520,366 ADSs for a total consideration of US$23.2 million as part of this second phase of buyback. EXECUTIVE SUMMARY “ Kaan Terzioğlu commented on the results: “ “VEON has started 2025 with strong momentum and delivered solid results that reflect both disciplined execution and strategic clarity. For 1Q25, we achieved 8.9% year-on-year revenue growth in reported currency, and 15.7% in local currency terms. Adjusting for one-off effects in the base period — including the cyberattack in Ukraine and the deconsolidation of our TNS+ infrastructure business in Kazakhstan — our underlying local currency revenue growth was 12.9%, outpacing both inflation and nominal GDP, illustrating our growing share of consumer wallets. Our EBITDA grew 13.7% in reported currency, 22.1% year-on-year in local currency terms and 10.4% on an underlying basis “We are making rapid progress in our digital operator strategy. Our direct digital revenues rose by 50.2%, reaching USD 147 million and now account for 14.3% of Group revenues, up from 10.4% a year ago. We are delivering innovative and locally relevant digital services that enhance our customers’ lives every minute of the day — from financial services and healthcare to entertainment, education, and enterprise applications. This is now complemented by our AI1440 vision, which integrates AI in native languages to truly augment human capabilities, well beyond process optimization. Together, these strategies position VEON as a frontrunner in digital transformation across frontier markets. Looking ahead, we are on track to meet our FY2025 goals and are reaffirming our guidance for underlying local currency growth for total revenue of between 12% and 14% YoY, and underlying EBITDA growth of between 13-15% YoY. We remain focused on disciplined execution and innovation as we continue to scale impact for our customers and value for our shareholders.”

Earnings Release
1Q25

VEON GROUP: 2025 KEY HIGHLIGHTS

VEON Group USD million except per share data	1Q25	1Q24	YoY reported	YoY local
Total revenue, of which:	**1,026**	**942**	**8.9%**	**15.7%**
Telecom and infrastructure revenue	880	844	4.2%	11.4%
Direct digital revenue	147	98	50.2%	54.3%
Digital Revenue as % of Total Revenue	14.3%	10.4%	3.9p.p.	
Underlying Total Revenue				**12.9%**
EBITDA	**439**	**386**	**13.7%**	**22.1%**
Underlying EBITDA				**10.4%**
EBIT	**239**	**201**	**19.2%**	**26.3%**
Net profit for the period	**118**	**78**	**50.9%**	**62.2%**
Net profit attributable to VEON shareholders	99	57	74.0%	>100%
Earning per ADS (USD)[1]				
Basic	1.40	0.81	72.8%	
Diluted	1.36	0.79	72.2%	
Capex	**135**	**125**	**8.3%**	**15.4%**
Capex intensity	13.1%	13.2%	(0.1p.p.)	
LTM capex intensity[2]	20.4%	18.3%	2.2p.p.	
	Mar 25	Dec 24	QoQ reported	
Cash and cash equivalents and deposits[3]	**1,775**	**1,691**	**5.0%**	
Cash and cash equivalents and deposits at HQ level	662	481	37.5%	
Net debt	**2,905**	**2,934**	**(1.0%)**	
Net debt, excluding leases	**1,810**	1,901	(4.8%)	
Net debt to EBITDA excl. leases	1.2	1.3	(8.1%)	
LTM Equity Free Cash Flow (before leases & license)	**387**	**412**	**(6.0%)**	
LTM Equity Free Cash Flow (after leases & license)	**72**	**197**	**(63.3%)**	
	1Q25	1Q24	YoY reported	
Customers (millions)				
Mobile customers	152.4	157.8	(3.4%)	
4G users	101.5	98.3	3.3%	
4G subscriber base penetration	66.6%	62.3%	4.3p.p.	
Digital MAU (millions)	**125.1**	**99.7**	**25.5%**	
Financial Services	40.0	29.9	33.5%	
Entertainment	40.5	33.6	20.3%	
Super Apps	45.1	37.1	21.7%	
Healthcare	3.9	3.6	8.2%	

Note:
1. Weighted average common shares outstanding for basic earnings per share (in millions): 1,756 (1Q24), 1,767 (1Q25); Denominator for diluted earnings per share (in millions): 1,789 (1Q24), 1,818 (1Q25). The common share to American Depositary Share (ADS) ratio is 25 shares to 1 ADS.
2. LTM Capex Intensity excluding Ukraine: 17.9%
3. Cash and cash equivalents and deposits include USD 303 million relating to banking operations in Pakistan. This amount is excluded for calculation of net debt. VEON also holds USD 30 million of sovereign bonds with tenor 3-6 months which are not included as part of Cash and cash equivalent due to their maturity exceeding 3 months as of March 31, 2025.

4

Earnings Release 1Q25 5 1Q25 GROUP PERFORMANCE 6 OUTLOOK FOR 2025 8 PRESENTATION OF FINANCIAL RESULTS 9 COUNTRY OVERVIEW 13 KEY RECENT DEVELOPMENTS 19 ATTACHMENTS 22 DISCLAIMER NOTICE TO READERS 32 CONTENTS

1Q25 GROUP PERFORMANCE

OPERATIONAL AND FINANCIAL OVERVIEW

In the first quarter of 2025, VEON delivered revenue growth of 8.9% year-on-year in reported currency and 15.7% in local currency terms. Adjusting for identified items in the 1Q24 revenue base—including the impact of the cyberattack in Ukraine and the deconsolidation of the TNS+ business in Kazakhstan — the underlying local currency revenue growth was 12.9%. This performance exceeds the average weighted inflation rate of 7.6% in our markets, showcasing our capability to deliver inflation plus growth across our footprint.

Telecom and infrastructure revenues amounted to USD 880 million in 1Q25, reflecting a year-over-year increase of 4.2% in reported currency and an 11.4% increase in local currency terms. For 1Q25, **Direct digital revenues** reached USD 147 million, growing by 50.2% year-over-year in reported currency and by 54.3% year-over-year in local currency terms.

	1Q'25	
Revenue	Reported	LCY
Group	**8.9%**	**15.7%**
Pakistan	20.4%	20.3%
Ukraine	36.9%	49.8%
Kazakhstan	(12.3%)	(0.7%)
Bangladesh	(21.0%)	(12.4%)
Uzbekistan	9.0%	13.1%

	1Q'25	
EBITDA	Reported	LCY
Group	**13.7%**	**22.1%**
Pakistan	13.2%	13.2%
Ukraine	50.6%	64.7%
Kazakhstan	(20.0%)	(8.9%)
Bangladesh	(14.1%)	(4.8%)
Uzbekistan	12.3%	16.4%

For 1Q25, **Group EBITDA** was up 13.7% in reported currency and up 22.1% year-on-year in local currency terms. Excluding the impact of identified items on the 1Q24 EBITDA base for cyberattack in Ukraine and the deconsolidation of the TNS+ business in Kazakhstan - underlying EBITDA growth in local currency would have been 10.4%.

In **1Q25**, the Group reported 152 million mobile subscribers (-3.4% YoY). The Group's 4G user base grew by 3.3% YoY, reaching 101.5 million, with 3.2 million **4G users** added over the last 12 months. 4G users now account for 66.6% of our total subscriber base at the end of 1Q25, with 4G penetration rising by 4.3 p.p. from a year earlier. This also supports the conversion of our subscribers into **multiplay users** who use at least one of our digital platforms and services in addition to 4G data and voice.

Our **multiplay customers** increased by 24.8% YoY to 42.7 million as of March 31, 2025 (representing 32.3% of the total user base) and supported 26.4% YoY growth in multiplay revenues for the quarter (+34.4% YoY in local currency). Multiplay revenues accounted for 53.9% of VEON's consumer revenues for 1Q25. Multiplay customer ARPU is 3.7x higher, and churn is 2.2x lower than for voice-only customers.

VEON has been making significant strides with its **"DO1440"** Digital Operator strategy since 2021, by expanding and tailoring its digital applications and enterprise services to meet the unique needs of each market. We are focusing on AI with a clear intent on augmenting human capabilities with our "**AI1440"** strategy. We are accelerating the integration of AI-powered features in our digital applications and bringing AI to customers in

6

Earnings Release 1Q25 7 many of their native languages, going well beyond using it for process optimization. VEON is strongly committed to delivering on an effective DO1440 + AI1440 strategy, ensuring that every minute of the day is enriched by our digital services for customers. Powered by our cutting-edge network, we are transforming lives with innovative digital solutions in financial services, digital entertainment, healthcare, education, and enterprise solution applications. Our locally relevant digital services are designed to resonate deeply with the markets we operate in and the communities we serve. We are seeing strong, broad-based growth across our digital platforms, with total digital users reaching 125.1 million—a 25% year-on-year increase. Notably, our digital- only user base expanded even faster, surging 58% to 32.4 million. This accelerating adoption highlights the growing appeal of our digital products, which are fast becoming go- to solutions for consumers across competitive markets. In financial services for 1Q25, JazzCash in Pakistan, reported 20.6 million MAUs (+19.4% YoY) and increased its LTM transactional value by 62.8% YoY to PKR 10.8bn (US$38.6bn). Simply, in Kazakhstan, continues to scale strongly with a 139.8% rise in MAUs, which reached 3.3 million. Beepul’s revenue grew almost 2.6x in 1Q25 and MAU increased 2.5x reaching 2.3 million users. In the entertainment vertical, Tamasha in Pakistan grew MAUs 37.6% YoY to 16.5 million. Both Tamasha and Toffee in Bangladesh experienced an uptick in customer engagement in 1Q25 from the ICC Cricket Championship. Kyivstar TV in Ukraine reached 2 million MAU (+34.9% YoY). The BeeTV multiplatform entertainment service in Kazakhstan, reached ~1 million MAUs (+7% YoY), with 67% of customers using the mobile version of the service. Beeline TV and Kinom, our digital entertainment platforms in Uzbekistan, had around 1 million MAUs as of 1Q25. Our entertainment platforms capitalize on the rising demand for locally relevant content by offering digital entertainment apps [specifically tailored to each of our operating markers] that deliver enhanced user experience. These platforms not only support local content creators but also offer compelling opportunities for advertisers to engage with young, digitally savvy audiences. In the health vertical, Helsi in Ukraine continued its rapid growth with 1.8 million app users (+30% YoY) as of March 31, 2025. In October 2024, we launched FikrFree, our Pakistani digital insurance and health platform, FikrFree ended the quarter with approximately 1 million MAUs and has sold 1.8m policies across more than 20 insurance products. The platform is rapidly gaining traction in engagement, with increasing policy sales and claims processed. Our premium digital brands continue to gain momentum with ROX in Pakistan reaching 700K MAUs. IZI, in Kazakhstan, saw MAUs increasing 10% YoY to nearly 590K users. In Uzbekistan, OQ reached nearly 450K MAUs at the end of 1Q25, a 2.4x YoY growth, and was rated #1 in the “Business” category in Uzbekistan on the App Store and Google Play. Ryze launched in Bangladesh in November and had ~100K MAUs as of March 31, 2025. Amongst our SuperApps, Banglalink’s MyBL had 7.8 million MAUs as of March 31, 2025. In Pakistan, SIMOSA reached 20.9 million MAUs, 42.0% YoY. In Kazakhstan, Beeline introduced the “Janymda” SuperApp (formerly “My Beeline”) offering customers a range of solutions (including financial services, entertainment, gaming etc.) within a seamless and integrated one-stop shop platform. In Uzbekistan, Hambi, which was launched in 4Q24, has already attracted 4.3 million MAUs as of March 31, 2025 and was ranked as the top app in the country on Google Play. Amongst our business digital vertical, QazCode, in Kazakhstan is enhancing its generative AI capabilities in and developing AI agents and solutions through large language model training. This is illustrated by the recent MoU with Seekr Technologies to integrate SeekrFlow, an advanced enterprise AI platform, into its digital ecosystem. Beeline Kazakhstan also rolled out VEON AdTech capabilities across three of its products (SuperApp, BeeTV and IZI) and served ads to customers using VEON AdTech capabilities. VEON maintains its full year FY25 outlook and expects underlying local currency growth for total revenue of between 12% and 14% year-on-year and underlying local currency EBITDA growth of between 13-15% year-on-year. VEON’s affirms its expectation that the Group’s capex intensity for 2025 will be in the range of 17%-19%. VEON commenced the second phase of its previously announced share buyback program on March 25, 2025. This second phase of the buyback will be in the amount of up to USD 35 million and follows the completion of the USD 30 million first phase on January 27, 2025. As of May 13, 2025, the Company has acquired 520,366 ADSs for a total consideration of US$23.2 million as part of this second phase of buyback.

Earnings Release 1Q25 8 VEON maintains its full year FY25 outlook and expects underlying local currency growth for total revenue of between 12% and 14% year-on-year and underlying local currency EBITDA growth of between 13-15% year-on-year. VEON affirms its expectation that the Group’s capex intensity for 2025 will be in the range of 17%-19%. Total Revenue, YoY Total Underlying Revenue EBITDA, YoY Total Underlying EBITDA Capex Intensity LTM Capex Intensity 13.1% 20.4%3 12 -14% growth 13 - 15% growth 17-19% 1Q'25 FY'25 Outlook1 15.7%2 12.9% 22.1%2 10.4% Note: 1. Based on blended weighted average inflation of 8.2% as of 4Q24. The weighted average inflation declined further to 7.6% in 1Q25. 2. Local currency terms. 3. 17.9% excluding Ukraine OUTLOOK FOR 2025

Earnings Release
1Q25

PRESENTATION OF FINANCIAL RESULTS

VEON's results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and have not been externally audited or reviewed.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, capex, capex intensity and local currency ("LCY") trends, is defined in Attachment E and reconciled to the comparable IFRS information in Attachment B.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In millions of U.S. dollars except per share information)	Q1'25	Q1'24	YoY reported
Total operating revenues	1,026	942	8.9%
Other operating income	0	0	13.5%
Service costs	(121)	(113)	8.0%
Cost of equipment and accessories	(7)	(6)	12.3%
Selling, general and administrative expenses	(459)	(437)	4.9%
Depreciation	(138)	(134)	3.2%
Amortization	(60)	(50)	19.7%
Impairment loss	(2)	(1)	>100%
Gain / (Loss) on disposal of non-current assets	0	(0)	>100%
Operating profit	239	201	19.2%
Net finance costs	(109)	(121)	-9.9%
Other non-operating gain net	30	15	94.2%
Net foreign exchange gain / (loss)	(30)	24	>100%
Profit before tax from continuing operations	130	119	9.2%
Income taxes	(12)	(41)	-69.5%
Profit for the period	118	78	50.9%
Net Profit attributable to:			
The owners of the parent	99	57	74.0%
Earning per ADS (USD)1			
Basic	1.40	0.81	73.5%
Diluted	1.36	0.79	72.6%

1. Weighted average common shares outstanding for basic earnings per share (in millions): 1,756 (1Q24), 1,767 (1Q25); Denominator for diluted earnings per share (in millions): 1,789 (1Q24), 1,818 (1Q25). The common share to American Depositary Share (ADS) ratio is 25 shares to 1 ADS.
Note: please refer to attachment B for details on EBITDA reconciliation

Net financial expenses in 1Q25 decreased by 9.9% YoY mainly due to debt reduction. specifically lower level of bank loans and bonds and associated interest expense, which was partially offset by higher interest expense on lease liabilities.

Income tax expense decreased by 69.5% YoY to USD 13 million in 1Q25; this decrease was mainly driven by reduction in withholding taxes paid and provided for by USD 12m and a decrease in current income taxes due to a change of estimate for the corporate income tax provision by USD 9m.

The Group recorded first quarter 2025 net profit of USD 118 million.

9

Earnings Release 1Q25 10 PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (In millions of U.S. dollars) Q1'25 Q1'24 YoY reported % Operating activities Net cash flows from operating activities from continuing operations 432 262 64.4% Investing activities Net cash flows used in investing activities from continuing operations (209) (201) 3.7% Financing activities Net cash flows used in financing activities from continuing operations (151) (1 ,113) -86.5% Net increase / (decrease) in cash and cash equivalents 72 (1,052) >100% Net foreign exchange difference 5 1 >100% Cash and cash equivalents classified as held for sale at the beginning of the period 14 0 >100% Cash and cash equivalents classified as held for sale at the end of the period (6) (19) -67.8% Cash and cash equivalents at beginning of period 1,689 1,902 -11.3% Cash and cash equivalents at end of period1 1 ,774 832 >100% 1. Cash and cash equivalents at the end of the period for Q1’25 and Q1’24 do not include USD 2m (1Q’25) and USD 3m (1Q’24) as deposits.

Earnings Release
1Q25

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In millions of U.S. dollars)	31 Mar 2025	31 Dec 2024	YoY reported %
Assets			
Non-current assets			
Property and equipment	3,109	3,016	3.1%
Intangible assets	1,478	1,510	-2.1%
Other non-current assets	618	610	1.2%
Total non-current assets	5,205	5,136	1.3%
Current assets			
Cash and cash equivalents	1,773	1,689	5.0%
Trade and other receivables	498	463	7.4%
Other current assets	703	676	4.1%
Total current assets	2,974	2,828	5.2%
Assets classified as held for sale	67	72	-7%
Total assets	8,246	8,036	2.6%
Equity and liabilities			
Total equity	1,388	1,257	10.4%
Non-current liabilities			
Debt and derivatives	3,007	3,028	-0.7%
Other non-current liabilities	88	97	-9.5%
Total non-current liabilities	3,095	3,125	-0.9%
Current liabilities			
Trade and other payables	1,345	1,276	5.4%
Debt and derivatives	1,696	1,666	1.8%
Other current liabilities	695	684	1.6%
Total current liabilities	3,736	3,626	3.0%
Liabilities associated with assets held for sale	27	28	-4.7%
Total equity and liabilities	8,246	8,036	2.6%

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Earnings Release
1Q25

LIQUIDITY AND CAPITAL STRUCTURE

USD million	31 Mar 2025	31 Dec 2024	QoQ	31 Mar 2024	YoY
Cash and cash equivalents and deposits	1,775	1,691	5.0%	835	112.5%
Marketable securities	30	30	0.0%	215	(86.0%)
Gross debt, of which	**4,377**	**4,381**	**(0.1%)**	**3,699**	**18.3%**
Bonds and loans - principal	3,212	3,265	(1.6%)	2,586	24.2%
Lease liabilities - principal	1,095	1,033	6.0%	1,024	7.0%
Long-term accounts payable and other	70	83	(16.7%)	89	(22.5%)
Net debt	**2,905**	**2,934**	**(1.0%)**	**3,064**	**(5.2%)**
Net debt / LTM EBITDA	1.67x	1.73x		1.90x	
Net debt excluding leases	**1,810**	**1,901**	**(4.8%)**	**2,040**	**(11.3%)**
Net debt excluding leases / LTM EBITDA	1.23x	1.34x		1.49x	

Note: Cash and cash equivalents and deposits includes amounts relating to banking operations in Pakistan: USD 303 million in 1Q25, USD 243 million in 4Q24, USD 200 million in 1Q24. Long-term accounts payable relate to arrangements with vendors for financing network equipment.

Total cash and cash equivalents and deposits increased in 1Q25 to approximately USD 1,775 million (of which USD 662 million is at HQ) compared to USD 1,691 million in 4Q24. This increase was, amongst other things, driven by the receipt of the outstanding proceeds from the sale of TNS+. During the first three months of 2025, our operating companies up-streamed USD 127 million in dividends (after withholding tax).

In addition to the USD 1,775 million in cash and cash equivalents and deposits, VEON also holds USD 30 million of USD denominated domestic Ukrainian sovereign bonds with tenors of 3-6 months (classified as investments) as of March 31, 2025.

Gross debt remained relatively stable in 1Q25 at USD 4.37 billion, compared to USD 4.38 billion in 4Q24.

Lease liabilities increased to USD 1,095 million at the end of 1Q25 compared to USD 1,033 million in 4Q24.

Net debt decreased to USD 2,905 million at the end of 1Q25 (USD 2,934 million at the end of 4Q24) and **Net debt excluding leases** decreased to USD 1,810 million (USD 1,901 million at the end of 4Q24) due to the above-mentioned increase in cash. This resulted in lower net debt/EBITDA of 1.67x and 1.23x, if leases were to be excluded. Our leverage calculations and ratios do not take into account the USD 303 million relating to banking operations in Pakistan.

On March 27, 2025, VEON Holdings B.V. ("VEON Holdings") entered into a new USD 210 million syndicated facility. Following the completion of the reorganization of VEON Holdings in early April, the facility was transferred to VEON MidCo B.V. ("VEON MidCo" which is a wholly owned subsidiary of VEON Amsterdam B.V.) As of March 31, 2025, the facility was undrawn. As of April 3, 2025, the facility was fully drawn, following receipt of US$210 million of funds.

In addition, upon the completion of the reorganization of VEON Holdings in April 2025, VEON transferred the VEON Holding 2027 notes to VEON MidCo B.V. The Company also expects to repay the VEON Holdings June 2025 notes upon maturity. We continually monitor the capital markets and our capital structure, and we expect that in the future we will undertake debt capital markets offerings or other financing transactions if market conditions become favorable.

12

Earnings Release
1Q25

VEON

COUNTRY OVERVIEW

KEY FIGURES BY COUNTRIES

USD million	1Q25	1Q24	YoY reported	YoY local currency
Total revenue	1,026	942	8.9%	15.7%
Pakistan	386	320	20.4%	20.3%
Ukraine	257	187	36.9%	49.8%
Kazakhstan	188	213	(12.3%)	(0.7%)
Bangladesh	111	140	(21.0%)	(12.4%)
Uzbekistan	73	66	9.0%	13.1%
HQ, others and eliminations	11	16	(28.2%)	(9.0%)
EBITDA	439	386	13.7%	22.1%
Pakistan	162	143	13.2%	13.2%
Ukraine	143	95	50.6%	64.7%
Kazakhstan	95	118	(20.0%)	(8.9%)
Bangladesh	38	44	(14.1%)	(4.8%)
Uzbekistan	27	24	12.3%	16.4%
HQ, others and eliminations	(26)	(38)	(33.6%)	(36.0%)

HQ, Others and eliminations include Kyrgyzstan which is classified as held for sale

13

Earnings Release
1Q25

VEON

PAKISTAN

Digital continues to drive 20%+ revenue growth

PKR million	1Q25	1Q24	YoY
Total revenue, of which:	107,904	89,670	20.3%
Telecom and infrastructure	78,054	69,702	12.0%
Direct digital revenue	29,850	19,968	49.5%
EBITDA	**45,288**	**40,021**	**13.2%**
EBITDA margin (%)	42.0%	44.6%	-2.7 pp
EBIT	**28,991**	**25,016**	**15.9%**
EBIT margin (%)	26.9%	15.9%	-1.0 pp
Capex	**9,487**	**5,317**	**78.4%**
Capex Inensity	8.8%	5.9%	2.9 pp
Capex Intensity (LTM)	14.4%	11.5%	2.9 pp
Customer Metrics (millions)			
Mobile customers	73.4	71.7	2.3%
4G customers	53.3	45.9	16.0%
Multiplay customers[1]	22.7	17.1	33.1%
Digital MAU	74.8	55.8	34.1%
Operational Metrics			
Mobile ARPU (LCY)	328	287	14.0%
Data usage (GB/user)	7.2	7.2	0.1%
Digital Products MAU (millions)			
JazzCash	20.6	17.2	19.4%
Tamasha	16.5	12.0	37.6%
Simosa	20.9	14.9	40.2%

In 1Q25, Jazz sustained its strong performance from 2024, building on its strategic focus on digital services and financial inclusion. JazzCash and MMBL delivered exceptional results, while digital verticals like Tamasha maintained sound momentum. Effective pricing in a lower inflation environment and robust data monetization are driving mobile revenue growth as Jazz maintains its leadership position in Pakistan's mobile sector.

Total **revenues** grew 20.3% YoY in local currency, fueled by even stronger digital revenue growth. **Telecom and Infrastructure revenues** rose 12.0% YoY, supported by a 16.0% increase in 4G users and a 14.0% rise in mobile ARPU, reflecting the strength of Jazz's network and innovative digital services. **Direct digital revenues** surged 49.5% YoY, driven by another exceptional quarter for our Pakistan digital fintech products, and comprised 27.7% of total revenues. JazzCash's revenues grew 66.1% YoY, while our microfinance bank, **MMBL,** posted a 25.5% YoY increase. This growth came despite a modest macro backdrop, with GDP growing 2.3% YoY and inflation at 2.2%, reflective of Jazz's ability to differentiate and drive **growth.**

Jazz's **EBITDA** growth for 1Q25 was healthy at 13.2% YoY, even as EBITDA margins declined slightly year-on-year to 42.0% for 1Q25. Jazz's **EBITDA margin** profile reflects a blend of high telecom margins and strong, yet comparatively lower, digital margins.

The ongoing investments in developing a diverse range of new digital offerings are also making a positive impact on EBITDA margins.

Jazz continues to make significant strides with its **DO1440** strategy. By the end of the quarter, its **4G user** base reached 53.3 million, marking a 16.0% YoY increase, with **4G penetration** climbing to 72.6% (+8.6 p.p.). The total mobile subscriber base expanded to 73.4 million, reflecting a 2.3% YoY growth. The **Multiplay** customer base saw a 33.1% YoY rise in 1Q25 and now accounts for 37.0% of the total consumer base. Multiplay users generate 3.2x the ARPU of voice-only users and remain a crucial revenue driver for Jazz.

In 1Q25, **JazzCash's** MAUs rose to approximately 20.6 million, supporting the issuance of around 142,000 digital loans daily. **Gross Transaction Value** reached PKR 3.27 trillion, up 59.7% YoY, driven by a 48.2% YoY rise in total transactions and a 23.2% YoY increase in transactions per user. The expansion of JazzCash's retail network also played a crucial role, with nearly 341,000 active merchants (+38.4% YoY) and almost 121,000 active agents, strengthening performance and market presence.

Tamasha accelerated growth, fueled by exclusive cricket content, reaching 16.5 million MAUs, up 37.6% YoY. As Pakistan's largest homegrown streaming platform, Tamasha streamed over 250 days of live matches, including the ICC World Cup, Pakistan Super League, and major bilateral series, driving user and revenue growth. Broader sports coverage like the English Premier League and Paris Olympics further expanded its audience.

SIMOSA, Jazz's Sim-Care and lifestyle app, recorded a 40.2% YoY increase in MAUs, reaching 20.9 million. **FikrFree**, an AI-powered insurance and healthcare marketplace launched in October 2024, continues to gain traction with over 1.0 million monthly active users and 1.8 million policies sold.

Capex reached PKR 9,487 million in 1Q25, up 78.4% YoY, with capex intensity at 8.8%, reflecting Jazz's focus on 4G expansion and digital product development. Meanwhile, the legal and regulatory approvals process for the strategic partnership with Engro Corporation Limited for pooling and managing infrastructure assets is progressing well.

14

Earnings Release 1Q25 15 Strong all-around performance: 20%+ revenue growth Total revenue, of which: 10,720 7 ,169 49.5% Telecom and infrastructure 10,391 7,032 47.8% Direct digital revenue 329 137 140.7% Under ly ing Revenue 20.2% EBITDA 5,955 3 ,627 64.2% EBITDA margin (%) 55.6% 50.6% 5.0 pp Under ly ing EB ITDA 10.2% EBIT 4,187 2 ,098 99.6% EBIT margin (%) 39.1% 29.3% 9.8 pp Capex 2,422 1 ,072 125.9% Capex Inensity 22.6% 15.0% 7.6 pp Capex Intensity (LTM) 28.4% 20.5% 7.8 pp Customer Metr ics (mi l l ions ) Mobile customers 22.7 23.9 -4.9% 4G customers 14.3 15.0 -4.3% Multiplay customers 6.1 4.3 40.7% Digital MAU 10.3 7.7 32.9% Broadband 1.13 1.12 0.4% Operational Metr ics Mobile ARPU (LCY) 140.6 91.4 53.9% Data usage (GB/user) 11.4 9.4 21.2% Digi tal Products MAU (mi l l ions ) Helsi 2.7 2.1 25.8% KyivstarTV 2.0 1.4 34.9% MyKyivstar 5.6 4.2 35.9% UAH mi l l ion 1Q25 1Q24 YoY Kyivstar’s robust growth in 1Q25, in spite of operational challenges, reflects its strong positioning. The company remains committed to Ukraine’s recovery by future proofing its network and expanding its digital capabilities. This is demonstrated by the recent acquisition of Ukraine’s top ride hailing business, Uklon, which will accelerate Kyivstar’s digital revenue growth and advance its digital transformation. In 1Q25, Kyivstar's revenues increased by 49.5% YoY (20.2% YoY adjusted for the cyberattack ), driven by a 53.9% increase in ARPU. This impressive performance was driven by price adjustments, a stable 4G user base, and the growing adoption of Kyivstar’s data and digital services, which in turn led to higher mobile data consumption. The high revenue growth reflects an effective recovery from the prior year’s cyberattack. Direct digital revenues grew by 140.7% YoY, propelled by the success of Kyivstar TV and Helsi. EBITDA grew by 64.2% YoY in 1Q25 (10.2% YoY adjusted for the cyberattack impact in 1Q24), resulting in a 55.6% EBITDA margin for the quarter (+5.0 p.p. YoY). Normalized EBITDA margin declined from 60.6% in Q1 2024 to 55.6% in Q1 2025, primarily due to non-recurring costs in relation to the proposed business combination with Cohen Circle acquisition Corp. and cost pressures from increased utilities, IT support, headcount, consulting, and VAT impacts. Over the quarter, Kyivstar’s 4G user base declined slightly to 14.3 million, and have increased the share to 63.1%. The drop in 4G users, largely due to an overall reduction in mobile customers, was more than compensated for by a 21.2% YoY increase in data consumption per user and increase in roaming subscribers. Meanwhile, demand for Kyivstar’s multiplay services continued to grow strongly, with multiplay customer increasing 40.7% YoY, reflecting increased adoption of bundled digital products. Aligned with VEON’s DO1440 strategy, Kyivstar continues to deliver essential digital healthcare, information, and entertainment services, strengthening its position as a key driver of Ukraine’s digital transformation. Helsi, Ukraine’s leading digital healthcare platform, maintained strong growth momentum as revenues grew 41% YoY. By the end of 1Q25, the platform had 1.8 million app users, reflecting a 30% YoY increase. The number of medical specialists on the platform also grew by 3% YoY, with almost 39,000 active doctors as of March 2-25. Helsi continues to develop previously launched subscription models: Helsi plan (more appointment features, data access, and medical data storage and premium offers from partners) and Helsi Plus (interpretation of laboratory tests). Kyivstar TV achieved an impressive 177% YoY revenue growth, driven by a 34.9% YoY increase in MAUs. This surge was driven by attractive content offerings including the exclusive launch of the Setanta Premium sports channel and a revamped sports section in the app. Notably, Ukrainian-produced and Ukrainian-language content now represents 81% of the platform’s catalogue. Additionally, the Kyivstar TV app has expanded its reach by launching on Xbox devices. The acquisition of Uklon closed on April 2nd, 2025. Uklon delivered US$65m in annual revenues in 2024, which represented 30% revenue CAGR over 2021-24 in USD terms. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. In 1Q25, Kyivstar’s capex increased by 126% YoY to UAH 2,422 million, implying capex intensity at 22.6%, as the company continued to prioritize investments in network resilience and 4G expansion. VEON continues to make good progress on the listing of Kyivstar on Nasdaq in the U.S. If completed, the transaction positions Kyivstar as the first pure-play Ukrainian investment opportunity to be publicly listed in the U.S., marking a significant milestone for the company. UKRAINE

Earnings Release
1Q25

VEON

KAZAKHSTAN

+11.5% revenue growth - well positioned for future growth

KZT million	1Q25	1Q24	YoY
Total revenue, of which:	**95,726**	**96,397**	**-0.7%**
Telecom and infrastructure	84,097	87,411	-3.8%
Direct digital revenue	11,629	8,986	29.4%
Underlying Revenue			**11.5%**
EBITDA	**48,582**	**53,294**	**-8.8%**
EBITDA margin (%)	50.8%	55.3%	-4.5 pp
Underlying EBITDA			**-4.0%**
EBIT	**29,166**	**41,250**	**-29.3%**
EBIT margin (%)	30.5%	42.8%	-12.3 pp
Capex	**12,200**	**8,346**	**46.2%**
Capex Intensity	12.7%	8.7%	4.1 pp
Capex Intensity (LTM)	22.4%	20.8%	1.6 pp
Customer Metrics (millions)			
Mobile customers	11.6	11.2	3.5%
4G customers	8.8	8.4	3.8%
Multiplay customers	4.2	3.8	11.9%
Digital MAU	13.1	10.3	27.3%
Broadband	0.73	0.69	6.1%
Operational Metrics (millions)			
Mobile ARPU (LCY)	2,199	2,176	1.0%
Data usage (GB/user)	19.5	18.7	4.5%
Digital products MAU (millions)			
Simply	3.3	1.4	139.8%
IZI	0.6	0.5	10.3%
Janymda	4.9	4.4	12.0%

Beeline Kazakhstan is well-positioned for future growth and will build on its resilient 1Q25 performance to solidify its competitive edge and advance its digital ambitions. The quarter was defined by a strategic combination of enhanced operational efficiency and focused growth across priority areas, which were strengthened by a continued focus on network excellence and an expanding digital ecosystem.

Following the deconsolidation of TNS+, its contributions are no longer included in Beeline Kazakhstan's accounts effective 4Q24. While total **revenues** for 1Q25 declined by 0.7% YoY, the increase is 11.5% YoY when adjusted for TNS+' deconsolidation in 1Q25. Excluding TNS+ contributions, **telecom and infrastructure revenues** grew 9.4% YoY, reflecting a 3.5% YoY increase in mobile subscribers and 1.0% YoY growth in mobile ARPU. Beeline's 4.9G rollout and performance continues to resonate well with consumers versus its 5G competitors in the market.

Underlying revenue trends were supported by inflation-linked pricing, strong subscriber additions, and seasonal boosts from December and Ramadan campaigns in March. **Digital revenues** grew by a solid 29.4% YoY, driven by rising demand for Beeline's digital services, including BeeTV, Simply, and IZI. Digital revenues comprised 12.1% of total revenues in 1Q25.

Headline 1Q25 **EBITDA** decreased by 8.8% YoY; underlying EBITDA declined by 4.0% YoY when adjusted for TNS+'s deconsolidation. The decline was primarily caused by the absence of regulatory tax benefits for the quarter. In addition, operational leverage and disciplined cost controls are expected to provide further margin support.

Total subscribers grew 3.5% YoY to 11.6million in 1Q25. The **4G user** base in Kazakhstan rose 3.8% YoY in 1Q25 to 8.8 million and now represents 75.8% of the total customer base (excluding M2M and B2B connections, consumer 4G penetration is 85%+). **Multiplay customers** reached 4.2 million, up 11.9% YoY in 1Q25.

Beeline Kazakhstan continued to expand its digital portfolio in line with the DO1440 strategy.

The **BeeTV** multiplatform entertainment service continued its strong momentum, now reaching 900k MAUs (+6.7% YoY), with 67% of customers using the mobile version of the service. **Simply** continues to scale strongly with 139.8% rise in MAUs, which reached 3.3 million. Beeline Kazakhstan's sub-brand **IZI** continued to deliver strong growth with MAUs of the IZI app increasing 10.3% YoY to nearly 600k. Beeline also introduced the **"Janymda"** superapp (formerly "My Beeline") offering customers a range of solutions (including financial services, entertainment, gaming, etc.) within a seamless and integrated one-stop shop.

QazCode continued to drive innovation in 1Q25, building on the momentum of its December 2024 Kaz-LLM launch. The collaboration with Kazakh research institutions has further enriched Beeline Kazakhstan's AI capabilities, with tools like the Kaz-RoBERTA-conversational model enhancing customer service efficiency across digital platforms and reinforcing the company's leadership in cutting-edge digital solutions.

Capex in 1Q25 increased by 46.2% YoY to KZT12,200 million, implying capex intensity of 12.7% This was driven by investment programs aimed at expanding network capacity and supporting seasonal demand, particularly ahead of Ramadan. The increase also reflects capitalized rent and developer costs, alongside the ongoing deployment of advanced technologies like multiple input multiple output (MIMO) and 4.9G wireless infrastructure.

16

Earnings Release 1Q25 17 QoQ sequential increase in EBITDA amidst challenging environment Total revenue, of which: 13,519 15,438 -12.4% Telecom and infrastructure 13,439 15,416 -12.8% Direct digital revenue 80 21 >100% EBITDA 4,577 4 ,809 -4.8% EBITDA margin (%) 33.9% 31.1% 2.7 pp EBIT 979- 789- 24.1% EBIT margin (%) -7.2% -5.1% -2.1 pp Capex 816 1 ,554 -47.5% Capex Intensity 6.0% 10.1% -4.0 pp Capex Intensity (LTM) 12.4% 15.5% -3.2 pp Customer Metrics (millions) Mobile customers 35.0 41.0 -14.6% 4G customers 17.9 21.5 -16.8% Multiplay customers 5.6 5.2 8.8% Digital MAU 16.9 17.8 -5.2% Operational Metrics Mobile ARPU (LCY) 125.4 125.0 0.3% Data usage (GB/user) 6.3 4.7 33.3% Digital products MAU (millions) Toffee 8.9 9.2 -3.7% Ryze 0.1 - - My BL 7.8 8.1 -3.6% BDT million 1Q25 1Q24 YoY Revenue stability in 1Q25 compared to 4Q24 suggests that the negative impact of macro challenges has stabilized. However, a sustainable recovery in consumer sentiment and spending has yet to materialize. Against this backdrop, Banglalink will continue to focus on operational agility and digital growth, adapting continuously to navigate the evolving market landscape effectively. Banglalink’s revenues in 1Q25 declined 12.4% YoY, reflecting the challenging conditions in Bangladesh in the second half of 2024 due to political unrest and macroeconomic headwinds. The impact of these events continued to be felt in 1Q25, contributing to the ongoing revenue decline. Telecom and Infrastructure revenues declined 12.8% YoY, impacted by a decrease in the subscriber base (-14.6% YoY) with a marginal increase in mobile ARPU by 0.3% YoY. Direct digital revenues grew strongly from a relatively low base, driven by ICC cricket championship content, boosting monetization at Toffee. These trends highlight the strong potential for digital services growth, even in the face of the challenging economic and consumer environment. EBITDA in 1Q25 declined 4.8% YoY, reflecting the squeeze from lower gross margins tied to the revenue decline, though tightly managed technology, marketing, general and administrative expenses softened the overall impact. This quarter’s more moderate decline QoQ signals progress in cost discipline and structural optimization. Despite constrained consumer spending, Banglalink’s ability to mitigate revenue pressures through leaner operations highlights its adaptability, positioning the company for a stronger recovery as macroeconomic conditions improve in the country. Banglalink remains firmly committed to its DO1440 strategy despite ongoing challenges. As of 1Q25, the multiplay customer base increased by 8.8% YoY to 5.6 million. This occurred amid a 16.8% YoY decline in the 4G user base in 1Q25, which mirrors the overall subscriber base decline and translates to a 4G penetration rate of 51.0%, marking a - 1.3pp YoY decrease. Banglalink’s Toffee is the leading entertainment application and OTT platform in Bangladesh, offering audio and video streaming services to users of all mobile operators in the country. By the end of 1Q25, Toffee had 8.9 million MAUs and recorded over 824 million minutes of usage. Toffee has reinstated linear TV channels by partnering directly with international broadcasters, making it the largest OTT platform in Bangladesh to offer linear TV. Additionally, Banglalink holds exclusive streaming rights for ICC world events across Bangladesh until the end of 2025. This initiative is expected to continue driving Toffee’s growth into 2025. The successful launch of the AI-enabled lifestyle application 'Ryze' in November 2024, targeting the youth segment, is yet another example of an innovative digital service driving digital adoption and growth. Ryze recorded 100K+ MAUs as of 1Q25, and we expect momentum to accelerate going forward. Additionally, transaction volumes on MyBanglalink ('MyBL'), a pioneering telecommunications super app, remained stable MAUs at 7.8 million. Capex in 1Q25 dropped 47.5% YoY to 816 million BDT implying capex intensity of 6.0%. This was driven by strategic reprioritization and delays in key projects in light of macroeconomic conditions in the country, with LTM capex intensity also at 12.4% now, a 3.2pp decrease. This leaner investment stance reflects Banglalink's pivot to conserve resources amid economic uncertainty. Nonetheless, Banglalink maintains its nationwide 4G foundation, positioning itself flexibly for future growth as conditions improve. BANGLADESH

Earnings Release
1Q25

VEON

UZBEKISTAN

Digital growth and policy shifts accelerate progress

UZS million	1Q25	1Q24	YoY
Total revenue, of which:	**938,751**	**829,705**	**13.1%**
Telecom and infrastructure	840,648	799,476	5.1%
Direct digital revenue	98,103	30,229	224.5%
EBITDA	**355,435**	**305,018**	**16.5%**
EBITDA margin (%)	37.9%	36.8%	1.1 pp
EBIT	**170,645**	**188,151**	**-9.3%**
EBIT margin (%)	18.2%	22.7%	-4.5 pp
Capex	**114,870**	**526,978**	**-78.2%**
Capex Intensity	12.2%	63.5%	-51.3 pp
Capex Intensity (LTM)	30.9%	35.4%	-4.5 pp
Customer Metrics (millions)			
Mobile customers	8.2	8.2	-0.6%
4G customers	6.0	6.1	-0.6%
Multiplay customers	3.5	3.4	4.3%
Digital MAU	9.5	7.6	25.9%
Operational Metrics			
Mobile ARPU (LCY)	33,676	31,889	5.6%
Data usage (GB/user)	14.1	11.5	22.6%
Digital products MAU (millions)			
Beepul	2.3	0.9	152.0%
KINOM	0.4	-	
Hambi	5.5	5.1	7.5%

Beeline Uzbekistan has started off strongly in 2025. During the quarter, the company built on last year's efforts to strengthen its market position, while effectively managing operational challenges. Focusing on steady progress, Beeline leveraged its digital capabilities and optimized investments, setting a positive outlook for the year ahead.

Revenues in 1Q25 gained momentum, with revenue rising 13.1% YoY. **Telecom and infrastructure revenues** grew 5.1% YoY, assisted by a strategic shift to retaining higher value subscribers (higher ARPU, albeit this impacted the subscriber base) and the excise tax cancellation.

Digital revenues increased by 224.5% YoY, driven by strong adoption of Beepul, Hambi, and Kinom, and highlighted the importance of digital in Beeline's growth strategy.

EBITDA in 1Q25 rose 16.5% YoY, driven by the revenue increase that largely offset higher direct, technology, media, and marketing costs, with savings in general and administrative and HR expenses providing additional support. The EBITDA growth also reflects the benefits of excise tax relief and improved pricing and overall, supported margin expansion of 1.1pp in 1Q25 to 37.9%.

Beeline Uzbekistan had 8.2 million **mobile customers** at the end of the quarter, a slight decrease of 0.6% YoY, as a result of the focus on driving ARPU accretion and retaining more valuable customers.

The **4G user base** reached 6.0 million users, a 0.6% YoY decrease, and comprised 73.9% of total mobile customers, consistent with the composition in the same period last year. The **multiplay customer base** increased 4.3% YoY in 1Q25 to 3.5 million subscribers, accounting for 46.0% of the monthly active customer base during the period.

Beeline is also taking rapid strides on its DO1440 strategy. The growing adoption and the introduction of enhancements to its portfolio of digital products and services drove a 25.9% YoY increase of Digital MAUs to 9.5 million for 1Q25.

In 1Q25, the mobile financial services platform **Beepul** continued to build on its strong momentum, as its customer base grew 152% YoY to over 2.3 million MAUs. Beeline Uzbekistan's second brand **OQ** reached nearly 450k MAUs at the end of 1Q25 – a 145% YoY growth and was rated #x in the "Business" category in Uzbekistan on the App Store and Google Play.

The recently launched SuperApp **Hambi** ("Hammasi Bitta" in Uzbek, meaning "all-in-one"), continues its strong launch from last quarter, now catering to 4.3 million app users, a 30.4% increase from the prior period. In 1Q25, the app was ranked as the top app on Google Play in the country. TV platform users aggregated 1.0 million of which ~368K are on **Kinom**, a newly-launched all-access TV platform incorporating video on demand and linear TV, services, with the rest being on Beeline TV.

Capex in 1Q25 declined by 78.2% YoY to UZS114.9 Bn, implying a capex intensity of 12.2%, as Beeline eased its capital deployment efforts following 2024's aggressive 4G rollout. This pullback from last year's high base reflects a strategic shift toward capital efficiency, leveraging prior network upgrades to support rising digital and subscriber demands without the heavy outlays of the previous quarter, positioning Beeline for sustainable growth in a stabilized investment cycle.

18

Earnings Release 1Q25 19 VEON Joins GSMA Advance’s People Excellence Partner Program as Founding Member to Further Professional Skills Development On May 12, 2025, VEON announced its partnership with GSMA Advance, the learning and skills division of the GSMA, to join the People Excellence Partner program which recognizes and supports organizations committed to upskilling their teams and fostering a culture of knowledge advancement through the GSMA Advance comprehensive suite of learning materials. This collaboration makes VEON the inaugural partner of the GSMA Advance People Excellence Partner program, highlighting the Company’s commitment to the professional growth and continuous learning of its personnel. Developed by GSMA Advance, the program sets benchmarks for industry knowledge and standards, particularly in areas crucial to the sector's innovation, operation, sustainability, and growth. VEON Shareholders Re-elect Board at 2025 AGM, Founder Augie Fabela to Serve as Chairman On May 08, 2025, VEON held its Annual General Meeting (AGM) in New York City at Nasdaq Stock Market, where the Company is listed. With the AGM, the Company’s shareholders approved the recommended slate of seven directors as VEON’s incoming Board of Directors (the “Board”), re-electing the seven directors who served on VEON’s Board in the previous term. VEON welcomes back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a second term. VEON’s QazCode Signs MoU with Seekr to Develop AI-Powered Solutions to Drive Digital Growth On May 07, 2025, VEON announces that QazCode, its Kazakh software development company, has signed a Memorandum of Understanding (MoU) with Seekr, an artificial intelligence (AI) technology provider, to develop and implement AI-powered business-to-business (B2B) solutions across QazCode’s operations. To accelerate its development of augmented intelligence solutions for use across all of VEON’s operating countries, QazCode will integrate the end-to-end enterprise AI platform, SeekrFlow, into the creation and deploying of generative AI applications. The use of SeekrFlow will accelerate QazCode’s development and optimization of AI solutions for its enterprise customers through process automation, the creation of AI agents and advanced data management. KEY RECENT DEVELOPMENTS

Earnings Release 1Q25 20 VEON Files its 2024 Annual Report on Form 20-F On April 25, 2025, VEON announced that it filed its Annual Report on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission. The filing followed the completion of the audit of the Company’s 2024 financial statements by its independent auditor UHY LLP according to Public Company Accounting Oversight Board standards. VEON Publishes 2024 Integrated Annual Report On April 14, 2025, VEON announced the publication of its 2024 Integrated Annual Report (“IAR”), showcasing a year of strong operational and financial performance, and commitment to positive social impact. The IAR also provided the Company’s stakeholders with essential information ahead of the 2025 Annual General Meeting of Shareholders held on May 8, 2025. VEON Completes Reorganization Ahead of Kyivstar’s Planned Nasdaq Listing On April 8, 2025, VEON successfully completed the reorganization of VEON Holdings and finalized its consent solicitation process, first announced on January 13, 2025. These steps have paved the way for the proposed business combination with Cohen Circle Acquisition Corp. I, which is expected to lead to Kyivstar Group Ltd., the parent company of Kyivstar, being listed on Nasdaq under the ticker symbol KYIV. The reorganization involved a legal demerger in the Netherlands, as a result of which VEON Holdings now holds only Kyivstar and its subsidiaries and certain other select assets and liabilities. VEON’s other core businesses have been transferred to two other newly formed Dutch entities. As part of this process, VEON also secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to transfer the issuer from VEON Holdings to VEON MidCo. At a meeting held on January 30, 2025, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON Announces 2025 AGM and Board Nominees On March 31, 2025, VEON announced that its Board of Directors (the “Board”) had set the date for the Company’s 2025 Annual General Meeting of Shareholders (the “AGM”) for May 8, 2025. The record date for the AGM was March 31, 2025. The Board and its Remuneration and Governance Committee have recommended VEON’s seven current Board members for re-election at the AGM, including among them five nominees by statutory requisition from shareholders holding in excess of 5% of our issued share capital. The recommended nominees are Augie K Fabela II, Andrei Gusev, Sir Brandon Lewis, Duncan Perry, the 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting, and Kaan Terzioglu, the Company’s current CEO. VEON Returns to Capital Markets with Successful Syndication of USD 210 Million Term Loan On March 27, 2025, VEON announced the successful syndication of a 24-month, USD 210 million senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading GCC banks. The facility will bear interest at SOFR plus 425 bps. As of April 2025, the facility was fully drawn, following receipt of US$210 million of funds on April 3, 2025. VEON Appoints Anand Ramachandran as Corporate Development Officer On March 26, 2025, VEON announced the appointment of Anand Ramachandran as Corporate Development Officer, effective May 1, 2025. Anand will lead VEON’s Mergers & Acquisitions and Investor Relations teams.

Earnings Release 1Q25 21 VEON and Airspan Sign MoU to Collaborate on Air-to-Land Network Solutions Supporting Ukraine’s Resilience On March 21, 2025, VEON signed a Memorandum of Understanding with Airspan Networks Holdings LLC (“Airspan”), a U.S.-based provider of Open RAN solutions and network infrastructure. The collaboration will explore opportunities for the development, deployment, and testing of innovative network solutions tailored and enhancing communications infrastructure resilience in extreme conditions, leveraging advanced wireless technologies such as Open RAN and Air-to-Land network solutions. VEON Disclosed Selected Key Financial Metrics About Uklon On March 20, 2025, VEON provided additional selected financial information about Uklon group following its announcement on March 19, 2025 regarding the agreement signed between JSC Kyivstar and Uklon for Kyivstar to acquire 97% of the shares of Uklon, a leading Ukrainian ride-hailing and delivery platform. The acquisition closed on April 2, 2025. VEON proceeds with USD 35 Million Share Buyback On March 20, 2025, VEON announced that it would shortly commence the second phase of its previously announced share buyback program with respect to the Company’s American Depositary Shares (“ADS”). This second phase of the buyback is in the amount of up to USD 35 million. The second phase of the share buyback program was launched after completion of the USD 30 million first phase on January 27, 2025. VEON’s Board of Directors approved a share buyback program of up to USD 100 million on July 31, 2024.

Earnings Release 1Q25 22 CONTENT OF THE ATTACHMENTS Attachment A Customers 21 Attachment B Reconciliation tables 22 Attachment C Debt management and liquidity overview. 25 Attachment D Rates of functional currencies to USD 27 Attachment E Definitions 28 For more information on financial and operating data for specific countries, please refer to the supplementary file 1Q25 Factbook.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/. ATTACHMENTS

Earnings Release
1Q25

VEON

ATTACHMENT A: CUSTOMERS

	Mobile					Fixed-line broadband				
	1Q25	4Q24	QoQ	1Q24	YoY	1Q25	4Q24	QoQ	1Q24	YoY
Pakistan	73.4	71.5	2.6%	71.7	2.3%					
Ukraine	22.7	23.0	(1.4%)	23.9	(4.9%)	1.1	1.1	0.1%	1.1	0.4%
Kazakhstan	11.6	11.6	(0.4%)	11.2	3.5%	0.7	0.7	(1.7%)	0.7	6.1%
Bangladesh	35.0	35.8	(2.4%)	41.0	(14.6%)					
Uzbekistan	8.2	8.3	(1.9%)	8.2	(0.6%)					
Kyrgyzstan	1.6	1.7	(4.3%)	1.8	(13.1%)					
Total	152.4	152.0	0.3%	157.8	(3.4%)	1.9	1.9	(0.6%)	1.8	2.6%

23

Earnings Release 1Q25 24 ATTACHMENT B: RECONCILIATION TABLES RECONCILIATION OF CONSOLIDATED EBITDA TO PROFIT/(LOSS) FOR THE PERIOD USD million Unaudited 1Q25 1Q24 EBITDA 439 386 Depreciation (138) (134) Amortization (60) (50) Impairment (loss) / gain (2) (1) Gain/(loss) on disposals of non-current assets 0 (0) (Loss) /gain on disposals of subsidiaries - 0 Operating profit 239 201 Financial income and expenses, of which: (109) (121) - Financial income 10 11 - Financial expenses (119) (132) Net foreign exchange gain /(loss) and others, of which: 0 40 - Other non-operating gains/(losses) 30 16 - Net foreign exchange gain / (loss) (30) 24 Profit before tax from continuing operations 130 119 Income tax expense (13) (41) Profit continuing operations 118 78 Profit / (loss) from discontinued operations - - Profit for the period 118 78 Profit attributable to non-controlling interest 19 21 Profit attributable to VEON shareholders 99 57 RECONCILIATION OF CAPEX USD million 1Q25 1Q24 Capex excluding license and capitalised leases 135 124 Adding back purchase of licenses 0 3 Difference in timing between accrual and payment for capital expenditures 74 85 Cash paid for capital expenditures Incl. licenses 209 212

Earnings Release
1Q25

VEON

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	1Q25	1Q24	YoY change
EBITDA	439	386	53
Movements in working capital	87	0	87
Movements in provisions	25	21	5
Net tax paid	(70)	(51)	(19)
Cash capex (excluding license payments)	(205)	(207)	2
Gain/(loss) on disposal of non-current assets	1	96	(95)
Interest expense - banking services	(8)	(11)	3
Net cashflow from banking services	(134)	(39)	(95)
Unlevered Free Cash Flow	136	194	(58)
Net interest	(50)	(93)	43
Equity Free Cash Flow	86	102	(16)
Lease liabilities payments - principal	(40)	(38)	(2)
Licenses payments	(4)	(5)	1
Equity Free Cash Flow (after leases and licenses)	41	58	(16)

RECONCILIATION OF LOCAL CURRENCY NORMALISED, LOCAL CURRENCY AND REPORTED YOY GROWTH RATES

1Q25

	Revenue				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Pakistan	20.4%	-	20.4%	0.0%	20.5%
Ukraine	20.2%	29.5%	49.8%	(12.9%)	36.9%
Kazakhstan	11.5%	(12.2%)	(0.7%)	(11.6%)	(12.3%)
Bangladesh	(12.4%)	-	(12.4%)	(8.6%)	(21.0%)
Uzbekistan	13.1%	-	13.1%	(4.1%)	9.0%
Total	12.9%	2.7%	15.7%	(6.7%)	8.9%

	EBITDA				
	LCY, underlying	Impact of identified items	LCY	Impact of FX and other	Reported
Pakistan	13.2%	-	13.2%	0.0%	13.2%
Ukraine	10.2%	54.5%	64.7%	(14.1%)	50.6%
Kazakhstan	(4.0%)	(4.9%)	(8.9%)	(11.1%)	(20.0%)
Bangladesh	(4.8%)	-	(4.8%)	(9.3%)	(14.1%)
Uzbekistan	16.4%	-	16.4%	(4.1%)	12.3%
Total	10.4%	11.7%	22.1%	(8.4%)	13.7%

25

Earnings Release
1Q25
VEON

RECONCILIATION OF AMOUNTS: REPORTED, IN CONSTANT CURRENCY AND IN CONSTANT CURRENCY ADJUSTED FOR IDENTIFIED ITEMS

1Q25

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying constant FX
Total revenue				
Pakistan	386	386		386
Ukraine	257	281		281
Kazakhstan	188	213		213
Bangladesh	111	123		123
Uzbekistan	73	75		75
HQ, other and eliminations	11	12		12
Total	1,026	1,090	0	1,090

USD, million	Reported	Constant FX	Identified items, constant FX	Underlying constant FX
EBITDA				
Pakistan	162	162		162
Ukraine	143	156		156
Kazakhstan	95	108		108
Bangladesh	38	42		42
Uzbekistan	27	28		28
HQ, other and eliminations	(26)	(25)		(25)
Total	439	471	0	471

EBITDA RECONCILIATION ON COUNTRY LEVEL

1Q25

USD million	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and Eliminations	VEON Consolidated
EBITDA	**162**	**143**	**95**	**38**	**27**	**4**	**(30)**	**439**
Less								
Depreciation	(42)	(27)	(23)	(33)	(13)	(3)	3	(138)
Amortization	(17)	(13)	(15)	(14)	(1)	(1)	1	(60)
Impairment loss	(0)	(2)	(0)	(0)	-	-	-	(2)
Gain / (Loss) on disposals of non-current assets	0	(0)	(0)	1	(0)	0	0	0
Gains / (Losses) on sale of investments in subsidiaries	-	-	-	-	-	-	-	-
Operating profit / (loss)	**104**	**100**	**56**	**(8)**	**13**	**1**	**(27)**	**239**

26

Earnings Release 1Q25 27 ATTACHMENT C: DEBT MANAGEMENT AND LIQUIDITY OVERVIEW. RECONCILIATION OF NET DEBT USD million 31 Mar 2025 31 Dec 2024 30 Sep 2024 30 Jun 2024 31 Mar 2024 Net debt, excluding leases and banking operations in Pakistan 1,810 1,901 2,100 2,226 2,040 Lease liabilities - principal 1,095 1,033 1,014 1,011 1,024 Net debt, excluding banking operations in Pakistan 2,905 2,934 3,114 3,237 3,064 Cash and cash equivalents 1,773 1,689 1,019 862 832 Deposits in MMBL and JazzCash in Pakistan (303) (243) (144) (140) (200) Long-term and short-term deposits 2 2 2 2 3 Gross debt 4,377 4,381 3,991 3,961 3,699 Interest accrued related to financial liabilities 94 54 87 69 85 Other unamortised adjustments to financial liabilities (fees, discounts etc.) (18) (14) (13) (13) (8) Derivatives not designated as hedges - 9 - - - Derivatives designed as hedges - - - - - Other financial liabilities 0 0 0 0 0 Total financial liabilities 4,453 4 ,430 4 ,064 4 ,018 3 ,775 GROUP DEBT AND LIQUIDITY CURRENCY MIX As of 31 March 2025 USD equivalent, millions Gross debt Capitalised leases Gross debt excluding leases Cash, cash equivalents and deposits Net debt* excluding leases USD 1,690 5 1,685 1,018 667 RUB 108 - 108 - 108 PKR 1,355 346 1,009 442 870 BDT 591 370 221 71 150 UAH 178 178 - 172 (172) Other 455 196 259 72 187 Total 4,377 1,095 3,282 1,775 1,810 * Note: Cash and cash deposits includes USD 303m relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt. OUTSTANDING DEBT BY ENTITY Entity Bonds Loans Overdrafts and vendor financing Total outstanding debt VEON Holdings B.V.* 1,687 - - 1,687 Pakistan Mobile Communications Ltd. 54 925 11 990 Banglalink Digital Communications Ltd. - 221 23 244 Unitel LLC. - 41 79 120 KaR-Tel LLP. - 90 62 152 Other 7 6 6 19 Total bonds, loans, overdrafts and other 1,748 1,284 180 3,212 Long term payables and other 70 Gross debt excluding leases 3,282 * VEON has successfully secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings B.V. with VEON Midco B.V. as the Issuer. VEON MidCo B.V. substituted VEON Holdings B.V. as the Issuer on April 8, 2025, upon completion of the demerger.

Earnings Release
1Q25

DEBT MATURITY

Maturity period	Apr-25	Apr-25	May-25	Jun-25	Aug-25	Sep-25	2025 other
Outstanding debt, USD equivalent (millions)	496	54	179	108	37	22	199
Outstanding debt, debt currency (millions)	USD 496	PKR 15,000	PKR 50,188	RUB 9,040	BDT 4,420	PKR 6,027	MIX
Entity	VEON Holdings B.V.*	Pakistan Mobile Communications Limited	Pakistan Mobile Communications Limited	VEON Holdings B.V.	Banglalink Digital Communications Ltd	Pakistan Mobile Communications Limited	Other

* As of March 31, 2025, the outstanding amount of VEON Holdings B.V. bonds include an equivalent of USD 107 million of legacy bonds for which no further payments are due and that are subject to a potential exchange into new notes if eligible investors come forward.

LEASE LIABILITIES (PRINCIPAL)

	USD, million			Local currency, million		
	31-Mar-25	31-Dec-24	31-Mar-24	31-Mar-25	31-Dec-24	31-Mar-24
Pakistan	346	321	279	96,809	89,431	77,629
Ukraine	178	166	174	7,380	6,985	6,831
Bangladesh	370	364	425	44,945	43,503	46,456
Kazakhstan	156	140	106	78,396	73,244	47,349
Uzbekistan	41	40	34	532,939	513,417	430,816
Headquarters	5	2	6	5	2	6
Total	1,095	1,033	1,024			

28

Earnings Release
1Q25

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	1Q25	1Q24	YoY	1Q25	1Q24	YoY
Ukraine Hryvnia	41.8	38.2	-9.4%	41.5	39.2	-5.8%
Pakistan Rupee	279.3	279.4	0.1%	280.1	278.0	-0.7%
Kazakhstan Tenge	510.3	450.3	-13.3%	503.4	446.8	-12.7%
Bangladeshi Taka	121.5	109.6	-10.8%	121.5	109.4	-11.1%
Uzbekistan Som	12,944.0	12,474.6	-3.8%	12913.2	12620.1	-2.3%
Kyrgyzstan Som	87.2	89.4	2.4%	86.4	89.5	3.4%

29

Earnings Release 1Q25 30 ATTACHMENT E: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue) by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2024 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of profit/(loss) of associates and joint ventures. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Identified items are amounts impacting revenues and/or EBITDA, that may be recurring in nature but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers (also – mobile data subscribers) are mobile customers who have engaged in revenue- generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) are a variety of innovative services, such as mobile commerce, which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees,

Earnings Release 1Q25 31 loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai.

Earnings Release 1Q25 32 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results, including VEON’s growth trajectory and ability to generate sufficient cash flow to repay its debt maturities and other obligations; VEON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; the expected impact of the reorganization of VEON's wholly owned subsidiary VEON Holdings B.V.; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; the impact of VEON’s delisting from Euronext, VEON's HQ relocation to the Dubai International Financial Centre in the United Arab Emirates, VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all ,including VEON's ability to complete the business combination that will result in the listing of Kyivstar on the Nasdaq Stock Market LLC; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions DISCLAIMER AND NOTICE TO READERS

Earnings Release 1Q25 33 and any related involuntary deconsolidation of our Ukrainian operations; escalation of the conflict between India and Pakistan; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, including those that arise as a results of baseline or so called "reciprocal tariffs" imposed in the countries in which we operate ; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services.. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s 2024 Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward- looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

Earnings Release 1Q25 34 DISCLOSURE REGARDING UKRAINE TOWER COMPANY (UTC) CONSOLIDATION The financial results presented for Kyivstar as part of VEON Group’s consolidated Q1 2025 financial statements include the full consolidation of Ukraine Tower Company LLC (“UTC”), consistent with its current ownership and control structure. However, it should be noted that in connection with the anticipated standalone listing of Kyivstar on Nasdaq, the financial disclosures prepared for the listed entity will exclude UTC, as UTC will not be consolidated within the scope of the listed Kyivstar entity at the time of listing.